SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: May 4, 2011

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US)  1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES FIRST QUARTER 2011 RESULTS

Yokneam, Israel, May 4, 2011 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights:

•	First quarter revenues of $13.2 million

•	Gross margin reached 75.1% on a GAAP basis and 78.5% on a non-GAAP basis

•	Net income was $1.5 million on a GAAP basis and $5.4 million on a non-GAAP basis

•	Operating cash flow of $4.9 million

•	End of quarter net cash was $108.5 million

First Quarter 2011 Results:

Total revenues in the first quarter of 2011 were $13.2 million, a decrease of 3% compared to $13.6 million in the first quarter of 2010, and a decrease of 23% compared to $17.1 million in the fourth quarter of 2010.

Net income, on a GAAP basis, for the first quarter of 2011 was $1.5 million, or $0.05 per share (diluted), compared to net income of $2.9 million, or $0.11 per share (diluted), in the first quarter of 2010, and net income of $4.0 million, or $0.15 per share (diluted), in the fourth quarter of 2010.

Net income, on a non-GAAP basis, for the first quarter of 2011 was $5.4 million, or $0.19 per share (diluted), compared to non-GAAP net income of $6.0 million, or $0.23 per share (diluted), in the first quarter of 2010, and non-GAAP net income of $8.6 million, or $0.31 per share (diluted), in the fourth quarter of 2010.

Cash, cash equivalents and marketable securities as of March 31, 2011, totaled $108.5 million, compared to $101.3 million as of December 31, 2010. Cash generated from operations during the first quarter was $4.9 million, cash used in investing activities was $0.1 million, cash provided by financing activities (resulting from the exercise of options) was $2.5 million and a decrease of $0.1 million resulted from unrealized loss on marketable securities.

Eli Fruchter, CEO of EZchip commented, “During the first quarter we saw a significant inventory adjustment by two of our largest customers resulting in a 3% decline in revenues compared to the first quarter of 2010. We believe that revenues in the second quarter of 2011 will be close to our record revenues in the fourth quarter of 2010. Looking ahead, we are on track on moving the NP-4 to production in the second half of the year and we continue to believe that NP-4 represents a revenue opportunity that is four times the size of our NP-2 and NP-3 opportunity combined.”

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Conference Call

The Company will be hosting a conference call later today, May 4, 2011, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at:  http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you intend to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, amortization of intangible assets and taxes benefit (taxes on income).  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment.  EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.  Flexibility and integration make EZchip’s solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2011 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010

Revenues	$13,179	$17,136	$13,588
Cost of revenues	2,979	4,461	3,705
Amortization of purchased technology	299	453	496
Gross profit	9,901	12,222	9,387
Operating expenses:
Research and development, net	4,399	3,577	3,280
Selling, general and administrative	2,944	2,617	2,360
Total operating expenses	7,343	6,194	5,640

Operating income	2,558	6,028	3,747

Financial income, net	326	312	261
Income before taxes	2,884	6,340	4,008

Taxes on income	(1,411)	(2,314)	(1,140)
Net income	$1,473	$4,026	$2,868

Net income per share:
Basic	$0.06	$0.16	$0.12
Diluted	$0.05	$0.15	$0.11
Weighted average shares used in per share calculation:
Basic	26,199,053	25,877,546	24,719,609
Diluted	27,495,138	27,130,392	25,629,047

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010

GAAP gross profit	$9,901	$12,222	$9,387
Stock-based compensation	140	133	52
Amortization of purchased technology	299	453	496

Non-GAAP gross profit	$10,340	$12,808	$9,935

GAAP gross profit as percentage of revenues	75.1%	71.3%	69.1%
Non-GAAP gross profit as percentage of revenues	78.5%	74.7%	73.1%

GAAP operating expenses	$7,343	$6,194	$5,640
Stock-based compensation:
Research and development	(1,126)	(782)	(668)
Selling, general and administrative	(830)	(717)	(576)
Amortization of purchased intangible assets:
Selling, general and administrative	(95)	(193)	(193)

Non-GAAP operating expenses	$5,292	$4,502	$4,203

GAAP operating income	$2,558	$6,028	$3,747

Non-GAAP operating income	$5,048	$8,306	$5,732

GAAP net income	$1,473	$4,026	$2,868
Stock-based compensation	2,096	1,632	1,296
Amortization of purchased intangible assets	394	646	689
Taxes on income*	1,411	2,314	1,140

Non-GAAP net income	$5,374	$8,618	$5,993

Non-GAAP net income per share - Diluted	$0.19	$0.31	$0.23
Non-GAAP weighted average shares -Diluted**	28,003,376	27,596,018	26,017,203

*
Taxes on income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with FASB ASC 740.  Once the Company completes the utilization of the deferred tax asset, the Company expects to be exempt from Israeli companies taxes for a period of ten years due to benefits provided to the Company pursuant to the Company's Israeli approved and privileged enterprise programs.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities	$108,473	$101,310
Trade receivables, net	7,520	8,988
Other receivables	1,542	1,178
Inventories	5,948	4,522
Deferred tax assets, net	2,080	3,443
Total current assets	125,563	119,441

NON CURRENT ASSETS:
Severance pay fund	5,445	5,209
Long term investment and others	352	335
Total non current assets	5,797	5,544

PROPERTY AND EQUIPMENT, NET	452	419

Goodwill	96,276	96,276
Intangible assets, net	787	1,181

TOTAL ASSETS	$228,875	$222,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,184	$1,289
Other payables and accrued expenses	6,075	6,569
Total current liabilities	7,259	7,858

LONG TERM LIABILITIES:
Accrued severance pay	6,388	5,974

SHAREHOLDERS’ EQUITY:
Share capital	151	149
Additional paid-in capital	276,526	271,959
Accumulated other comprehensive income	697	540
Accumulated deficit	(62,146)	(63,619)
Total shareholders’ equity	215,228	209,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$228,875	$222,861

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010

Cash flows from operating activities:

Net income	$1,473	$4,026	$2,868
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	450	696	741
Decrease (increase) in trade and other receivables, net	1,295	(1,677)	4,995
Increase in inventory	(1,426)	(913)	(319)
Decrease in deferred tax asset	1,403	2,303	1,109
Decrease in trade payables and other accrued liabilities, net	(385)	(608)	(5,202)
Stock-based compensation	2,096	1,632	1,296

Net cash provided by operating activities	4,906	5,459	5,488

Cash flows from investing activities:

Purchase of property and equipment	(125)	(74)	(219)

Net cash used in investing activities	(125)	(74)	(219)

Cash flows from financing activities:

Proceeds from issuance of share capital	--	--	1,072
Proceeds from exercise of options	2,473	2,890	1,558

Net cash provided by financing activities	2,473	2,890	2,630

Unrealized loss on marketable securities, net	(91)	(99)	(88)

Increase in cash, cash equivalents and marketable securities	7,163	8,176	7,811
Cash, cash equivalents and marketable securities at the beginning of the period	101,310	93,134	67,238
Cash, cash equivalents and marketable securities at the end of the period	$108,473	$101,310	$75,049